Exhibit 99(a)(1)(x)

BGH GP Holdings, LLC
c/o ArcLight Capital Partners, LLC	Telephone: (617) 531-6316
200 Clarendon Street, 55th Floor
Boston, MA 02117

FOR IMMEDIATE RELEASE

Contact:

Heidi Milne

(617) 531-6304

BGH G.P. HOLDINGS, LLC TERMINATES TENDER OFFER FOR COMMON UNITS OF BUCKEYE G.P. HOLDINGS L.P.

Boston, MA, November 21, 2008—BGH GP Holdings, LLC today announced that it is terminating its tender offer to purchase all of the outstanding common units (the “Units”) of Buckeye GP Holdings L.P. (NYSE: BGH) (the “Partnership”) for $17.50 per Unit in cash.  The offer was conditioned, among other things, on the Partnership’s board of directors or a board committee’s not recommending rejection of the offer.  On November 19, 2008, the Partnership filed with the Securities and Exchange Commission a Solicitation/Recommendation on Schedule 14D-9 in which the special committee of the Partnership’s board of directors, formed for the purpose of evaluating the offer, recommended that unitholders reject the offer.

No Units were purchased in the tender offer and all Units that have been tendered and not withdrawn will be returned promptly in accordance with the terms of the offer.

INFORMATION ABOUT BGH G.P. HOLDINGS, LLC

BGH G.P. Holdings, LLC is a Delaware limited liability company owned primarily by ArcLight Energy Partners Fund III, L.P. and ArcLight Energy Partners Fund IV, L.P., each an affiliate of ArcLight Capital Partners, LLC, and Kelso Investment Associates VII, L.P. and KEP VI, LLC, each an affiliate of Kelso & Company L.P., as well as by certain members of senior management of the Partnership and funds affiliated with Lehman Brothers.  Each of ArcLight and Kelso are private equity firms.